Blue Sky Group Holdings, Inc.

8017 Glenview Drive Suite A

North Richland Hills, TX 76180

December 7, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

DonovanKa@sec.gov

Re:         Blue Sky Group Holdings, Inc. Registration Statement on Form S-1, File No. 333-214304

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Blue Sky Group Holdings, Inc. (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1, File No. 333-214304 (together with all exhibits and amendments thereto, the “Registration Statement”).

The Company is requesting withdrawal of the Registration Statement because it has determined not to proceed with the offering of its common stock pursuant thereto at this time. The Registration Statement has not been declared effective by the Commission, and no securities have been sold pursuant to the Registration Statement.

The Company further requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

If you have any questions or comments in connection with this RW, please contact Benjamin L. Bunker, Esq. of the The Bunker Law Group, PLLC benbunker@bunkerlawgroup.com T (702) 784-5990 3753 Howard Hughes Parkway, Suite 200 Las Vegas, Nevada 89169

Kind regards,

/s/ Chirag Patel.

Chirag Patel

President and Chief Executive Officer

cc:         Ben Bunker / The Bunker Law Group, PLLC benbunker@bunkerlawgroup.com